FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2012

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Authorized-Capital Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): nº 47.508.411/0001-56

Company Registry (NIRE): 35.300.089.901

EXTRACT FROM MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON THE 23RD OF JULY 2012

1.            DATE, TIME AND PLACE: On the 23rd of July, 2012, at 2:30 p.m., at the registered offices of Companhia Brasileira de Distribuição (the “Company”), at Avenida Brigadeiro Luís Antônio, no 3.142, city and state of São Paulo.

2.            CONDUCTION OF THE MEETING: Chairman: Abilio dos Santos Diniz; Secretary: Julian Fonseca Peña Chediak.

3.            CALL TO ORDER AND ATTENDANCE: The meeting was duly called pursuant to article 15 of the Company’s By-laws. Thirteen Board members were present, constituting the quorum required under article 15, paragraph 3 of the Company’s By-laws. Also was present, as attending guest, Mr. Enéas César Pestana Neto.

4.            AGENDA: (i) Election of Mr. Christophe Hidalgo as Chief Financial and Corporate Services Officer of the Company; (ii) analysis, discussion and approval of the Company’s Quarterly Financial Reports (ITR) for the period ended on the 30th of June, 2012; and (iii) approval of intermediary dividends payment, pursuant to the Company’s Dividend Distribution Policy.

5.            RESOLUTIONS: As the meeting was commenced, the Board members discussed the issues comprised in the agenda and approved the following resolutions:

5.1. Pursuant to article 21, paragraph 2, item ‘b’ of the Company’s Charter and in accordance with the recommendation issued by the Human Resources and Compensation Committee, the directors unanimously decided to elect as Chief Financial and Corporate Services Officer Mr. Christophe Hidalgo, French, married, manager, holder of the passport No. 11DD46036,   residing at State of São Paulo, City of São Paulo, at Alameda Campinas 579, 13th floor, ZIP Code 01404-100, Brazil.

For the record, the elected officer shall take office only upon (i) the execution of the relevant investiture instrument registered with the relevant minutes of meeting’s book of registry; (ii) delivery of a statement of clearance for investiture as a company’s officer, as required by applicable Law; and (iii) obtaining a visa. Until the conditions above mentioned are met, the current Chief Financial and Corporate Services Officer will remain in office.

5.2. The directors unanimously approved, with no reservations, the Company’s Quarterly Financial Reports (ITR) for the period ended on the 30th of June, 2012, as well as the Management Report and the Independent Auditors’ Report, in relation to which the Company’s Fiscal Council issued a favourable opinion.

5.3. The directors unanimously approved the payment of intermediary dividends in connection with the results from the second quarter of 2012, pursuant to the Company’s Dividend Distribution Policy, in the total amount of R$27,912,947.52 (twenty seven million, nine hundred and twelve thousand, nine hundred and forty seven Reais and fifty two cents), divided into R$0.11 (eleven cents) per preferred share and R$0.10 (ten cents) per common share. The payment of dividends shall be made on the 13th of August, 2012. The shareholders holding shares issued by the Company on the 31st of July, 2012 shall be entitled to receive dividends. As from the 1st of August, 2012, negotiations of shares shall be ex-dividends

6.            APPROVAL AND SUBMISSION OF MINUTES: Having nothing to discuss further, the proceedings were adjourned and these minutes were prepared. Once the proceedings were resumed, these minutes were read and approved, all the attending Board members having signed them. São Paulo, 23rd of July, 2012. Signatures: Chairman – Abilio dos Santos Diniz; Secretary – Julian Fonseca Peña Chediak. Abilio dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Jean-Charles Henri Naouri, p.p Arnaud Strasser, Antoine Marie Remi Lazars Giscard d’Estaing, Jean Louis Bourgier, Eleazar de Carvalho Filho, Roberto Oliveira de Lima, Luiz Augusto de Castro Neves, Guilherme Affonso Ferreira, Arnaud Strasser, Fábio Schvartsman and Ulisses Kameyama. I certify, for due purposes, that this is an extract from the minutes registered with the relevant book, in accordance with section 130, paragraph 3 of Law No. 6.404/76 as amended.

Julian Fonseca Peña Chediak

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 23, 2012	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.